                      [HAVAS ADVERTISING LOGO APPEARS HERE]

                                                      Paris, February 14th, 2002
For immediate release

                                HAVAS ADVERTISING

                        2001 BILLINGS INCREASED BY 24.8%

                ORGANIC GROWTH: 0.3% IN A NEGATIVE MARKET OF -5%

Havas Advertising (Euronext Paris SA : HAV.PA ; Nasdaq : HADV), the world's fifth largest Communications Group, announced an estimated gross profit margin of 2.2 billion euro for 2001, an increase of 24.8% on unadjusted figures compared to 2000.

Billings amount to 14.9 billion euro, and represent the same percentage increase as revenue.

Adjusted to account for the effects of currency, this increase was 25.2%.

Adjusted to account for currency fluctuations and on a comparable basis, including Snyder for the full year 2000 and excluding other acquisitions made during 2001 and deconsolidation, organic growth was 0.3%. This positive organic growth makes Havas Advertising one of the few communications groups to evolve positively in a world market that plunged by almost 5%.

Growth by geographic region was as follows:

                                                             Performance by geography

                                                                    2001 / 2000
                                 -----------------------------------------------------------------------------------
                                           Revenue                  Adjusted                  Unadjusted
                                       (million euro)
--------------------------------------------------------------------------------------------------------------------
Europe                                      1,083                    +12.7%                     + 2.6%
--------------------------------------------------------------------------------------------------------------------
North America                                980                     +47.4%                     - 1.9%
--------------------------------------------------------------------------------------------------------------------
Latin America                                95                      +15.0%                     + 2.0%
--------------------------------------------------------------------------------------------------------------------
Asia Pacific                                 83                      -1.0%                      - 2.9%
--------------------------------------------------------------------------------------------------------------------
TOTAL                                       2,241                    +25.2%                     + 0.3%
--------------------------------------------------------------------------------------------------------------------

                                                                Performance by sector

                                                                      2001 / 2000
                                       -----------------------------------------------------------------------------
                                                Revenue                Adjusted                 Unadjusted
                                            (million euro)
--------------------------------------------------------------------------------------------------------------------
Traditional advertising                           881                   +11.8%                    - 5.3%
--------------------------------------------------------------------------------------------------------------------
Marketing Services / Media                       1,360                  +35.4%                    + 4.3%
--------------------------------------------------------------------------------------------------------------------
TOTAL                                            2,241                  +25.2%                    + 0.3%
--------------------------------------------------------------------------------------------------------------------


Organic growth for the last quarter was - 4.8%, broken down as follows:

                 Performance by geography

                     Q4 2001 / Q4 2000
------------------------------------------------------------------------
Europe                                              -3.4%
------------------------------------------------------------------------
North America                                       -5.2%
------------------------------------------------------------------------
Latin America                                       -5.8%
------------------------------------------------------------------------
Asia Pacific                                        -9.9%
------------------------------------------------------------------------
TOTAL                                               -4.8%
------------------------------------------------------------------------



                      Performance by sector

                        Q4 2001 / Q4 2000
------------------------------------------------------------------------
Traditional Advertising                            -15.0%
------------------------------------------------------------------------
Marketing Services / Media                          +1.3%
------------------------------------------------------------------------
TOTAL                                               -4.8%
------------------------------------------------------------------------

New business:

Havas Advertising's net new business gains in 2001 represented 2.1 billion euro, broken down as follows:

Gains         :       3.6
Losses        :     ( 1.5)
                    -----
Net           :       2.1

Net new business is broken down by sector as follows:

Traditional advertising:               40.5%
Media:                                 27.5%
Marketing Services:                      32%
TOTAL:                                  100%

Major new accounts include:

Traditional Advertising:            Danone-LU, Orange, CSFB, Novartis-Nasacort,
                                    Cadbury, Nestcalibur, Vodafone, Choice
                                    Hotels, Citizen's Bank, Macquarie Bank,
                                    Continente, Bristol Myers, Sight Resources,
                                    SNCF, Cegetel, Ambev, Fidelity Investment,
                                    Nasdaq, Canal+, Heineken Mexico, Del Monte,
                                    Massachusetts Department of Health,
                                    Washington Post, Wilson Sports Goods, P&G
                                    Bounty, BBC America, Dunhill, Abbey
                                    National, Freemarket, Reckitt Benckises,
                                    Kookmin Bank (Korea), Serono Rebif,
                                    Vistakon, Eyes Institute, Nike (Brazil),
                                    Agip (Italy), Heinz (UK)

Marketing Services:                 Exxon Lubricants, Eckerd, Eagle Star, Kodak,
                                    Accor, Alliance & Leicester, Citroen, Ent.
                                    Publica Empresa, Comcast, Computer Weekly,
                                    Washington Multihall, Cisco, British
                                    Telecom, MPI, NTT Com, Airbus, Pirelli,
                                    Pepsi Europe, Junipernetworks, Aventis,
                                    France Telecom, American Airlines
                                    (financial), Novartis, BMW, Smirnoff
                                    (Europe), Railtrack, Vodafone (UK),
                                    Wachovia, Credit Agricole, Worldcom,
                                    Marriott, Yahoo, Intel Interactive

Media: CSFB, BBVA, France Telecom, AOL, YSL Beaute, Campo Frio, Invisalign Technologies, Sesma, SEB, Caves Allianca, Cereuro, John MacMurray, Grupo Sonae (Portugal), MasterFoods (France), Cadbury (Mexico), Esure (UK), Peugeot, Societe Generale, Web MD

The main losses were the following:

Traditional Advertising:            Bayer, Midas, March First, Verizon, Liberty
                                    Surf, Commerce One, PNC Bank, TCI
                                    Communication, Merck.com

Marketing Services:                 ICI, Bell, Citibank, Merck, IBM, Bouygues
                                    Telecom, Microsoft, Biztro, Andersen, Daves
                                    & Busters, Datek

Media:                              One Tel, Heinz, Microsoft

-------------
  2002
-------------

Havas Advertising's stated aim for 2002 is to rebound positively in terms of organic growth and profitability.

Since the beginning of the year there have been encouraging signs of an upturn in the Group's performance. These are:

1.    NEW BUSINESS

Recent new business gains have been significant, and include :

Peugeot do Brazil, So Good International (UK), Boehringer's Thomapyrin (Germany), British Midland (UK), Automotive Association (UK), Heinz Baby Food
(UK), Habitat (France), Master Food (France), Agip Petroli (Italy), DHL (Latin America), the Spanish Tourist Office (Spain).

2.    THE TARGETED ACQUISITIONS POLICY IS EXPECTED TO BE FULLY
      EFFECTIVE IN 2002

In 2001, Havas Advertising led a focused acquisition policy targeting both geographic regions and communications sectors:

Geographical extension of Euro RSCG Worldwide

-  Black Rocket (advertising, San Francisco, US)
-  Premier Maldonado (advertising, Porto Rico)

Geographical extension of Arnold Worldwide Partners

-  McKinney & Silver (advertising, Raleigh, US)
-  Simmons Durham (advertising,  Saint Louis, US)
-  Brandhouse (advertising, Australia)

Geographical extension of MPG

-  Hook Media (media agency, San Francisco, US)

Extension of Euro RSCG Worldwide's service offer

-  Noonan Russo (PR specialized biotechnologies, US)
-  Impact Group (events, US)
-  Maitland (financial communications, UK)
-  Dialog and Marketing House (direct marketing, Poland)
-  Dorfer Dialog (marketing services, Germany)
-  MCM (marketing services, US)
-  Circle.com (interactive agency, US, UK)

Extension of Arnold Worldwide Partners' service offer

-  Printel (PR, France)
-  Wong Wong Boyack (direct marketing, San Francisco, US)

Extension of HR Gardens' service offer

-  Heist (HR communications, UK)

In addition to these acquisitions, in 2001 the Havas Advertising group acquired 55% of MPG, thereby increasing its ownership to 100% of the group's share capital. This takeover will not have any effect on the group's gross income, as MPG had already been fully consolidated in 2000.

Furthermore, MPG and Media Italia signed a cooperative agreement at the end of 2001. Media Italia is the media buyer for leading advertising group in Italy, Armando Testa.

3.    QUALITY AND REPUTATION OF OUR BRANDS

The creative quality of our agencies has recently received great acclaim from the press:

- Euro RSCG BETC was named "Agency of the Year" in Europe by AdAge Global and "Best Creative Hot Shop" in France for the 8th consecutive year by CB News,

- CraveroLanis Euro RSCG was named "Agency of the Year" in Latin America by AdAge Global,

- Arnold Worldwide's Volkswagen campaign was elected the world's best creative campaign. The agency was ranked 3rd best agency worldwide in 2001 according to AdAge.



4.    STRATEGIC REORGANIZATION AND ITS EFFECTS IN 2002:

The Group's restructuring plan, as announced last October, was implemented on November 15, 2001. Reorganization will allow the group to refocus on its core business, integrated communications (through Euro RSCG Worldwide and Arnold Worldwide Partners) and media expertise (MPG). This restructuring has involved incorporating directly or indirectly 91% of former Diversified Agencies Group revenues into the three divisions Euro RSCG Worldwide, Arnold Worldwide Partners, and MPG. 55% of the revenues were directly integrated into the three divisions. A further 36% are to serve the divisions indirectly through three dynamic, highly profitable sectors: Public Relations, Marketing Support and Human Resource Communications. The Group's teams are committed to developing cross-fertilization in order to better meet client needs. Some major integrated communications pitches are already underway.

Within the specialized agencies, after setting up AMO in November 2001 (a Financial Communications network that brings together Abernathy MacGregor in the USA, Maitland in the United Kingdom, and Euro RSCG Corporate in France), the Human Resources Group announced its reorganization with the launch of HR Gardens on January 16, 2002. This unit will bring together the Group's HR communications agencies.

5.    DECONSOLIDATION

Following the restructuring plan announced on October 2 and the reorganization implemented on November 15, the group's deconsolidated business activities represented gross income of approximately 175 million euro in 2000. These covered all aspects of the group's reduction program implemented during 2001. They mainly affected traditional advertising (Australia, and Enjoy Scher Lafarge in Paris), certain sampling and publishing activities (CMS in the USA), and various other adjustments to the logistics and marketing support activities, in particular in the USA and UK.

COMMENTS AND OUTLOOK:

Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, stated:
"In a difficult year the market fell by 5%. Havas Advertising kept to its commitment, announced at the beginning of October, to be one of the only Communication Groups to maintain slightly positive organic growth. We implemented a strategic reorganization that will enable us to rebound from 2002. This reorganization is now completed. It consisted of:

- Reinforcing our three powerful brands: Euro RSCG Worldwide, Arnold Worldwide\Partners and MPG.
- Deploying global networks in our specialized services with strong margins and dynamic growth.
-  Deconsolidating the companies, which were not strategic.
- Developing further our existing clients and new business throughout the agencies of our Group

In this way we have provided ourselves with a great opportunity, in a market environment of between 0 and -2% in 2002, to really improve on our organic growth and profitability".

Havas Advertising's Board of Directors will meet on March 5, 2002 to approve the accounts for 2001. Complete financial information on the accounts will be released on March 6, 2002.

Contacts :

Havas Advertising :                 Simon Gillham
                                    Tel : +33 (0)1 41 34 39 73
                                    Simon.gillham@havas-advertising.fr

                                    Virginia Jeanson
                                    Tel : +33 (0)1 41 34 42 27
                                    virginia.jeanson@havas-advertising.fr

                                    Catherine Francois
                                    Tel : +33 (0)1 41 34 31 22
                                    catherine.francois@havas-advertising.fr

About Havas Advertising
-----------------------

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001). Based in Paris, Havas Advertising has three operating divisions
- Euro RSCG Worldwide, headquartered in New York, Media Planning Group in Barcelona, and Arnold Worldwide Partners, headquartered in Boston, Massachusetts.

Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.




Forward-Looking information
---------------------------

This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.